[AIG Letterhead]
January 26, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K filed on December 31, 2009 File No. 001-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated January 13, 2010 with respect to American International Group, Inc.’s (AIG) Current Report on Form 8-K filed on December 31, 2009 (Form 8-K). This letter sets forth AIG’s responses to the Staff’s comment contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comment below to facilitate your review.
Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
1.	On December 24, 2009, AIG determined to use stock units reflecting the value of its common stock for 2009 stock salary grants to AIG’s most highly compensated employees. As reported in the New York Times on January 3, 2010, however, your former general counsel and vice chairman had previously described the value of AIG’s common stock as worthless. Please summarize for us the basis for this conclusion regarding the value of AIG’s common stock, including the key assumptions in reaching that conclusion. The New York Times article also reported that the Federal Reserve Bank of New York had concurred with the conclusion. Please also summarize for us the basis for the Federal Reserve’s conclusion, including the key assumptions in their analysis. Finally, tell us the factors considered in AIG’s recent decision to use stock units reflecting the value of its common stock for 2009 stock salary grants, in light of the conclusion regarding the value of AIG’s common stock.
AIG Response:
By way of background, in connection with analyzing its 2009 compensation programs, AIG considered a number of alternatives with respect to creating a substitute arrangement for cash compensation. One alternative discussed with, and ultimately approved by, the Office of the Special Master for TARP Executive Compensation (“Office of the Special Master”) was the use of a notional basket of stocks representing AIG’s core businesses.
By basing compensation on the performance of AIG’s core businesses, it was believed that the use of a basket could benefit all AIG stakeholders. From the perspective of shareholders and the US government, this alternative would (1) reflect more directly the value of the businesses likely to repay AIG’s federal obligations and the value being created by employees and (2) mitigate some of the risk-taking incentives inherent in AIG’s common stock as a result of AIG’s current capital structure. From the perspective of employees, it was believed the basket could be more attractive because (1) the performance would not be adversely affected by the results of non-core businesses and (2) a significant majority of AIG’s employees worked in these businesses. These perceived benefits from the perspective of employees were the “value” point made by Ms. Kelly to Mr. Brill and quoted in the article. It was also believed that use of a basket was consistent with AIG’s business strategy at the time, which focused on the separation of AIG’s key businesses.
During the second half of 2009, AIG decided to accomplish its asset disposition program over a longer timeframe than that originally contemplated. AIG informed the Office of the Special Master of this change and discussed with the Office of the Special Master the implications for AIG’s compensation programs. As part of these discussions, AIG requested that the Office of the Special Master authorize the use of either compensation based on the original basket concept or compensation based on AIG common stock. The Office of the Special Master informally indicated its support for the request shortly following the issuance of its initial Determination Memorandum in October 2009 and formally granted authorization in the December 2009 Determination Memorandum.
Ultimately, for 2009, it was decided by the Compensation and Management Resources Committee of the Board of Directors of AIG to use AIG common stock rather than the basket as a substitute for cash compensation. This decision was based on the concerns that the basket approach might cause further divisions within AIG and indicate that formal separation of AIG’s core businesses would in fact occur. In addition, the use of AIG common stock gives all employees an interest in ensuring that the non-core businesses are addressed properly.
Based upon the recollections of Ms. Kelly and Christina Pretto, Senior Vice President, Communications, AIG does not believe that Ms. Kelly characterized the AIG common stock as “worthless” to Mr. Brill and instead was focused on which alternative, the basket or the AIG common stock, would be viewed by employees as providing the best substitute for cash compensation. In these types of conversations, it has been consistently noted that AIG had historically had very long term equity-based awards. As a result of this compensation structure, many AIG employees lost substantial net worth due to the dramatic drop in AIG’s common stock price and have expressed concern about additional long-term exposure to AIG common stock.
AIG does not know, and is unable to comment on, what the view of the Federal Reserve Bank of New York may be with respect to the value of AIG common stock.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,

/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc:	Jeffrey P. Riedler (Securities and Exchange Commission)